July 15, 2010

Less Bad News = Good News

Dear Shareholders,

For the last several months the stock market has been pounded by a confluence of bad news. From Europe, the Greeks were going bankrupt, from Washington D.C. came great uncertainty surrounding healthcare and financial reform. From the Gulf of Mexico comes an environmental disaster negatively affecting our National psyche. Within a few weeks these damning news stories have been scaled back from critical problems to manageable events.

You may not agree with the new healthcare and financial "reform" legislations, but at least the uncertainty has been resolved. BP seems to have capped the gushing well which may signal the beginning of the end for the nightmare in the Gulf. Our economic recovery continues to move forward, although not nearly as fast as everyone would like.

I believe the stock market has been set up to deliver good returns for the second half of 2010. In my view, stock valuations are compelling. Combining a much improved news background with a significant amount of cash waiting for the "right moment" to be invested; equals higher prices in the future.
At the date of this letter, our stock Growth & Income Fund is up 0.15% compared to the S&P 500 Index which is down 0.9% year to date.

Interest Rates / Bond Income Fund

Remember the Government is currently controlling the level of interest rates, so we are at their mercy with respect to how much we are going to make in bond investing. The way it looks currently is that we are going to experience more of the same. Interest rates will remain lower for longer than most people would have expected. Therefore, our investment approach in the bond Income Fund remains unchanged. Year to date the Fund is up 3.91% compared to the Lipper Short Term and Intermediate Term bond indices which are up 3.11% and 6.42% respectively.

If you have questions, please do not hesitate to call.

Warm Regards,

Dick McCormick


NAV Value as of 7/15/10:

Elite Income Fund - $10.56
Growth & Income - $13.40